 December 29, 2014

VIA EDGAR AND HAND DELIVERY

Jay Mumford

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Corindus Vascular Robotics, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed December 8, 2014 File No. 333-199498

Dear Mr. Mumford:

On behalf of Corindus Vascular Robotics, Inc. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by e-mail dated December 19, 2014, relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (“Form S-1”) filed with the Commission on December 8, 2014 (“Amendment No. 1”).

The Company is concurrently filing by EDGAR an Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”), which reflects changes made by the Company in response to the comments received from the Staff and certain other updated information. For your convenience, the Company is also delivering by hand a hard copy of this letter together with a courtesy copy of Amendment No. 2 marked to show changes from Amendment No. 1.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. All page numbers in the responses below refer to Amendment No. 2. Defined terms used and not defined herein have the meanings set forth in Amendment No. 2.

The commercial success of our products, page 10

1.	Please disclose the substance of the third sentence of your response to prior comment 11.

In response to the Staff’s comment, the Company has included the information requested (p. 54 of Amendment No. 2).

Management’s Discussion and Analysis, page 28

2.	Please expand your response to prior comment 17 to address the percentage of total consumables sales attributable to the CorPath utilization agreements.

The Company has recognized revenue from sales of consumable, single-use cassettes under its four CorPath utilization agreements and total sales of such cassettes in the following amounts over the respective periods (in 000’s):

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
Revenue for cassettes sold under the CorPath utilization agreements	$0	$39	$9	$117
Total consumable revenues	$9	$207	$130	$414
Percentage of revenues	0.0%	18.8%	6.9%	28.3%

In response to the Staff’s comment, the Company has revised the Form S-1 (pp. 32, 34 and 50 of Amendment No. 2) to include disclosure on the revenue from the sales of consumable, single-use cassettes under CorPath utilization agreements as compared to total sales of such cassettes.

Discussion of Nine Months Ended September 30, 2013 compared to Nine Months Ended

September 30, 2014, page 32

3.	Please provide us your analysis of (1) the rate of your revenue growth in the recent quarter compared to the prior quarters in this fical year, and (2) whether that growth rate information reveals a development or trend that must be discussed in your disclosure per Regulation S-K Item 303.

In response to the Staff’s comment, the following table of the Company’s revenues for each of the four quarters ended September 30, 2014 is provided (in 000’s):

Revenue:	Q413	Q114	Q214	Q314

Systems	$305	$582	$886	$354
Consumables	77	126	151	137
Other	4	22	40	63
Total	386	730	1,077	554

Revenue Growth:
Systems		90.8%	52.2%	(60.0)%
Consumables		63.6%	19.8%	(9.3)%
Other		450.0%	81.8%	57.5%
Total		89.1%	47.5%	(48.6)%

Systems Sold	2	4	2	1
Cassettes Sold	133	202	220	212

Volume Growth:
Systems		100.0%	(50.0)%	(50.0)%
Cassettes		51.9%	8.9%	(3.6)%

Average Price Increase/(Decrease)
Systems		(4.8)%	205.0%	(27.5)%
Cassettes		8.6%	8.6%	(4.9)%

In response to the Staff’s comment, the Company has revised the Form S-1 (p. 32 of Amendment No. 2) to include the following:

Our revenues increased 47.5% from the first quarter of 2014 to the second quarter of 2014 due primarily to sale of a system to an international customer at a price substantially higher than our normal pricing. Our revenues decreased from the second quarter of 2014 to the third quarter of 2014 by 48.6% as our revenues associated with systems sold decreased and our average pricing returned to a normal level.

Revenue, page 32

4.	We note your response to prior comment 19. Please revise your disclosure to clarify the extent to which increased sales was due to increased price versus volume.

In response to the Staff’s comment, the Company has revised the Form S-1 (p. 32 of Amendment No. 2) to include the following:

We sold four systems and seven systems during the nine months ended September 30, 2013 and 2014, respectively, and our average selling price increased by 173.9% from the nine months ended September 30, 2013 to the nine months ended September 30, 2014. The volume and average price of our cassettes and accessories increased by 404 units and 16.4% from the nine months ended September 30, 2013 to the nine months ended September 30, 2014.

Further, the Company has revised the Form S-1 (p. 34 of Amendment No. 2) to include the following:

We sold two systems in 2012 and six systems in 2013 and our average selling price increased by 20.0% from 2012 to 2013. The volume and average price of our cassettes and accessories increased by 348 units and 6.8% from 2012 to 2013.

Business, page 38

5.	Please reconcile (1) your response to prior comment 21 that the transfer of the pre- acquisition business to your president was agreed in connection with the acquisition with (2) your disclosure in your Form 8-K filed July 7, 2014 – before the date of the acquisition agreement – that the registrant will pay to the president the assets of the company.

In response to the Staff’s comment, the Company had revised the Form S-1 (p. 39 and 72 of Amendment No. 2) to clarify that the Grossman Note contemplated repayment with the assets of the Company when the Grossman Note was delivered on June 30, 2014. Pursuant to a Spin-Out Agreement (previously filed as an exhibit to the Company’s Form 8-K/A filed on August 15, 2014) entered into in conjunction with the Acquisition, the assets of the Company’s former business were transferred to Mrs. Grossman as repayment for the Grossman Note immediately after the Acquisition.

6.

Please reconcile your disclosure on page 80 in response to prior comment 40 that you are not subject to reporting requirements with your response to prior comment 22. Also, your response to prior comment 22 does not address the second sentence of Regulation S-K Item 506. Please revise that response accordingly or provide the disclosure requested by prior comment 22.

In response to the Staff’s comment, the Company has included in the Form S-1 (p. 25 of Amendment No. 2) dilution information required by Regulation S-K Item 506.

7.

Please disclose the substance of the first paragraph of your response to prior comment 23. Also disclose the substance of the first sentence in the penultimate paragraph of that response, and provide investors sufficient information to understand the extent to which your business has been reliant on a few customers.

The Company has revised the Form S-1 (pp. 32 and 34 of Amendment No. 2) in response to the Staff’s comment.

Corporate Overview, page 38

8.

Please clarify whether your added disclosure in the first paragraph about 80% ownership reflects the repurchase mentioned in the added disclosure at the end of that paragraph. Also, if the repurchase was a condition of the acquisition, as appears to be indicated by exhibit 10.27 to your Form 8-K amended August 15, 2014, please revise to clarify.

The Company has revised the Form S-1 (p. 39 of the Amendment No. 2) in response to the Staff’s comment.

9.	Please disclose the June 30, 2014 change in control and the related change in management mentioned in your Form 8-K filed July 7, 2014.

The Company has revised the Form S-1 (p. 39 of Amendment No. 2) in response to the Staff’s comment.

First in Man Trial, page 44

10.	From your response to prior comment 1, it appears that you commissioned or had some other relationship with the study published in the journal that you cite. Please disclose that relationship.

The Company has revised the disclosure in the Form S-1 (p. 45 of Amendment No. 2) to indicate that the Company sponsored the First in Man Trial for the CorpPath Robotic-assisted PCI System published in the Journal of the American College of Cardiologists.

Intellectual Property, page 45

11.

We note your response in response to prior comment 25. Please discuss the number and scope of owned patents separately from the disclosure of the number and scope of licensed patents. Also discuss the number and scope of granted patents separately from the disclosure regarding pending patents. File the licenses as exhibits to your registration statement to the extent required by Regulation S-K Item 601.

The Company has revised the Intellectual Property section (p. 46 of Amendment No. 2) in response to the Staff’s comment. The Company has a license agreement to two expired patents in the U.S. covering a system for positioning a medical device. The Company does not believe this license agreement is material to the Company’s business and, therefore, not required to be filed as exhibits to the Form S-1.

Executive Officers and Directors, page 56

12.	Please disclose the date that Mr. Bachrach’s tenure with ESC ended.

The Company revised Mr. Bachrach’s biography (p. 58 of Amendment No. 2) to include the year of termination of his tenure with ESC.

13.	Please disclose the substance of the first sentence of your response to prior comment 29.

The Company revised the Form S-1 (p. 57 and 58 of Amendment No. 2) in response to the Staff’s comment.

14.

Please expand your response to prior comment 30 to address (1) that part of Rule 405 that defines an executive officer as “any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance),” and (2) Regulation S-K Item 401(c).

The Company respectfully acknowledges the Staff's comment and notes that while it has vice presidents of differing functions, none of them is running that function independently of the Chief Executive Officer. The Company’s Board of Directors, in the exercise of its business judgment, has determined that Mr. Handler, the Company’s Chief Executive Officer, and Mr. Long, the Company’s Chief Financial Officer, are the Company’s “executive officers.” The Board considers and designates which members of the Company’s management team qualify as an “executive officer” within the meaning of Rule 405 of the Securities Act and Rule 3b-7 of the Exchange Act. In making its analysis, the Board looked at function and responsibilities, as opposed to titles. Currently, the Company’s Chief Executive Officer, exercises executive authority and is responsible for policy-making in a number of functional areas, including sales and product development and, therefore, retains control as executive officer for these functions. Mr. Handler makes the final decisions regarding the Company’s spending policies, pricing policies, budgeting and operational planning in these and other areas.

Additionally, the Company does not believe that disclosures relating to any other employees, besides the designated executive officers of the Company, are required under Regulation S-K Item 401(c). In the future, the Board of Directors may name additional executive officers as the Company and its organization grows.

Distribution Agreement with Philips, page 69

15.	You refer here to “Philips,” which you define on page 68 as Koninklijke Philips N.V. and on page 29 as Philips Medical Systems Nederland B.V. Please clarify.

Koninklijke Philips N.V. is a stockholder of the Company, while Philips Medical Systems Nederland B.V., a subsidiary of Koninklijke Philips N.V., is a distributor of the Company’s products and was previously party to a distributor agreement with the Company. The Company has revised the Form S-1 in response to the Staff’s comment.

Forgiveness of Related-Party Note, page 70

16.	Please quantify the amount and terms of the “advances” to Mrs. Grossman.

Mrs. Grossman advanced funds to the Company in conjunction with her service to the Company prior to the Acquisition. The Company has revised the “Certain Relationships and Related Party Transactions – Forgiveness of Related-Party Note” section of the Form S-1 (p.72 of Amendment No. 2) to clarify this.

Lock-Up Agreements, page 70

17.	Please reconcile your disclosure here with your revisions on page 80.

The Company has revised the Form S-1 (p. 75 of Amendment No. 2) in response to the Staff’s comment.

Principal and Selling Stockholders, page 71

18.

We note your response to prior comment 34. Please clarify which selling stockholders’ shares are subject to the lock-up agreement. Also, clarify the extent to which shares beneficially owned by your officers, directors and security holders covered by Regulation S-K Item 403(a) are subject to the lock-up agreement.

None of the selling stockholders is subject to the Lock-Up Agreement. All of the former stockholders of Corindus, Inc., including directors, officers and 5% stockholders are subject to the Lock-Up Agreement. The Company has revised Form S-1 (p. 75 of Amendment No. 2) in response to the Staff’s comment.

19.	Please expand the disclosure added in response to prior comment 35 to address each of the entities in table on pages 71 and 72.

The Company has supplemented the footnotes in the Principal and Selling Stockholders table of the Form S-1 (pp. 73, 74 and 75 of Amendment No. 2) for Energy Capital, LLC, Cowen Investments LLC and Fidelity Puritan Trust: Fidelity Puritan Fund in response to the Staff’s comment.

The Company has not included additional information for Wellington Management Company, LLP (“Wellington Management”). Wellington Management is the investment adviser to twelve entities that own shares of Common Stock of the Company (each a “Wellington Client”), and which are specifically named in the table of Selling Stockholders. Wellington Management is an investment adviser registered under the Investment Advisers Act of 1940. Under Regulation 13D-G and Section 13(d) of the Exchange Act, Wellington Management shares beneficial ownership over the shares held by each Wellington Client. Wellington Management, however, has communicated that it believes that it is not appropriate for Wellington Management to list a natural person who exercises sole or shared voting or dispositive powers with respect to each Wellington Client.

Wellington Management has indicated that it has discussed this issue with the Staff on previous occasions, including in connection with Form S-3 registration statements filed by Provident Bankshares Corporation (File No. 333-125230), IBERIABANK Corporation (File No. 333-139984) and Suffolk Bancorp (File No. 333-184530).  Wellington Management has indicated that the Staff agreed with the analysis set forth in those letters. Wellington Management has confirmed to the Company that the statements in such letters remain accurate as they relate to each Wellington Client. For your convenience, Wellington Management’s previous analysis is summarized below:

Wellington Management’s structure and de-centralized approach to investment management does not lend itself to specifying a particular individual that has beneficial ownership. Wellington Management does not have a Chief Investment Officer or any group of individuals who give “top down” direction with respect to investment positions or strategies for portfolios that Wellington Management manages. Because numerous portfolio managers, assisted by others, make investment and voting decisions for the client accounts, beneficial ownership should not be attributed to any single individual within Wellington Management.

Additionally, identifying an individual or individuals in the disclosure would be inconsistent with the nature of the relationship between Wellington Management and its clients. Each client is party to an investment management agreement with Wellington Management. The agreements do not name or appoint any specific individual or individuals to be the portfolio managers of the client accounts, and are not contingent upon any individual or group of individuals serving as portfolio managers. Instead, Wellington Management determines which individual or individuals will serve in such capacity, and is free to modify such arrangements at any time. As such, it is the firm, rather than any individual, that has contractual privity with each client and owes fiduciary obligations to the client. Furthermore, each individual who manages client accounts, including those who are partners of the firm, is an employee of Wellington Management and can be terminated at any time or leave the firm at any time.

Additionally, the Company has not included additional information for Koninklijke Philips N.V. (“Philips Parent”). We believe that the requested information would not be meaningful to investors and indeed could be confusing or even misleading. Philips Parent is a publicly traded company organized under Dutch law. Decision-making authority at Philips Parent resides in the board of directors, which in turn delegates to senior officers such as the chief executive officer or chief financial officer. Any such delegated voting or investment power as related to Philips Parent’s equity stake in the Company is by definition derivative and transitory. Generally, Philips Parent’s board of directors can withdraw its delegation of power to the executive at its discretion and the persons holding these executive positions frequently change over time. This is fundamentally different from the situation applicable to an entity controlled by one or two persons that own equity in a company. Given this, we believe the requested disclosure of the names of the individuals that exercise voting rights or investment power at any given time regarding the Company’s equity would not be material or meaningful to investors and would indeed confuse or mislead investors regarding the nature of Philips Parent’s decision-making regarding the Company’s equity.

20.

We note your response to prior comment 36. For each selling stockholder that is an affiliate of a broker-dealer, please disclose, if true, that the selling stockholder purchased the securities to be resold in the ordinary course of business, and at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to provide that disclosure, please identify the selling stockholder as an underwriter, and disclose the fixed price at which the underwriter will sell the securities for the duration of the offering.

In the Stock Purchase Agreement, dated September 12, 2014, under which an affiliate of Cowen Investments LLC purchased Common Stock of the Company, Cowen represented to the Company that it purchased the Company’s securities in the ordinary course of its business for investment purposes and that it did not have any agreement or understanding with any other person with respect to the sale and distribution of such securities.

In response to the Staff’s comment, the Company has included related disclosure in the Form S-1 (p. 75 of Amendment No. 2).

21.

Please clarify the reason for the differences in the disclosed beneficial ownership before and after the offering of the officers and directors who are not offering securities in the registered transaction.

The Company has made the corrections to the referenced share numbers in the Principal and Selling Stockholders table of the Form S-1 (p. 73 of Amendment No. 2).

Sale of Restricted Shares, page 79

22.	Please expand your response to prior comment 40 to provide us your analysis of the amount of shares that become eligible to be sold under Rule 144 beginning 90 days after the effective date of this registration statement given Rule 144(b)(1)(i) and 144(d)(1)(i).

The Company understands that an issuer that is not required to report in accordance with Section 13 or Section 15(d) of the Exchange Act but reports to the SEC on a voluntary basis is deemed not to be “subject to” the reporting requirements of Section 13 or Section 15(d) of the Exchange Act and, thus, will be treated as a non-reporting company under Rule 144. In Release No. 33-8869 (2007), the SEC stated that it was retaining the one-year holding period requirement for restricted securities of issuers that are not subject to Exchange Act reporting obligations under Section 13(a) or Section 15(d) “[b]ecause of our concern that the market does not have sufficient information and safeguards with respect to non-reporting issuers.”

Under Compliance and Disclosure Interpretations, Interp. 531.01 (January 26, 2009), the Staff stated that with respect to an issuer that had been voluntarily reporting on a continuous basis and then filed a registration statement for a public offering under the Securities Act, holders of such an issuer’s restricted securities need not wait 90 days from the effective date of the registration statement to sell securities under Rule 144, assuming such issuer was current in its voluntary reporting.

The Company has continuously filed periodic reports under Section 15(d) of the Exchange Act in a timely manner since its SEC-registered public offering in 2012. The Company, therefore, believes that, immediately following the effectiveness of the Company’s Form S-1, at which time the Company will become subject to the reporting requirements of Section 15(d) of the Exchange Act, holders of the Company’s restricted securities will be subject to a six-month holding period prior to any resale of such securities in reliance on Rule 144.

The Company has revised its disclosure in the Shares Eligible for Resale section of the Form S-1 (p. 82 of Amendment No. 2) in response to the Staff’s comment.

Where you can find more information, page 81

23.	Please expand your response to prior comment 40 to address (1) regulation S-K Item 502(b) and (2) the disclosure on the facing page of your Form 10-K filed on June 30, 2014.

In response to the Staff’s comment, the Company has included the prospectus delivery obligation legend pursuant to Regulation S-K Item 502(b).

As was the case regarding the Company’s Form 10-K for the fiscal year ended June 30, 2013, the disclosure on the facing page of the Company’s Form 10-K for the fiscal year ended June 30, 2014, filed prior to the consummation of the Acquisition by management of the Company at the time, was incorrect in indicating that the Company had common stock registered under Section 12(g) of the Exchange Act.

Item 17 – Undertakings

24.	We note your response to prior comment 53. If you include all of the language in the undertaking required by Regulation S-K Item 512(a)(6), your document will indicate to what type of offering the undertaking applies; however, the undertaking should be included with your filing.

The Company has revised the Form S-1 to include the undertaking required by Regulation S-K Item 512(a)(6).

Exhibits

25.	Exhibit 10.30 refers to attachments that do not appear to be included in the exhibit. Please revise to include the attachments or advise why you believe the attachments can be omitted.

The Company informs the Staff that the attachments referred to in Exhibit 10.30 (the Distributor Agreement between the Company and Philips Medical Systems Nederland B.V.) but not included in the Form S-1 filing were not completed and do not constitute part of the Distributor Agreement.

26.	Where you have filed an exhibit with this amendment, please remove the disclosure in your exhibit index that you have incorporated the exhibit by reference to a Form 8-K. We note for example your disclosure regarding exhibits 10.4 and 10.6.

The Company has revised the Form S-1 in response to the Staff’s comment.

* * * * *

The Company acknowledges:

•	it is aware of its obligations under the Securities Act of 1933;
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your prompt attention to this letter responding to the Staff’s comments.

Please contact me at 650.815.7438 if you have any questions or require any additional information in connection with this letter or Amendment No. 2 filed today.

Sincerely,

Mark J. Mihanovic

cc:	David M. Handler, Chief Executive Officer and President
David W. Long, Chief Financial Officer, Sr. Vice President, Treasurer and Secretary